FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For the month of May, 2006

CHAI-NA-TA CORP.

Unit 100 – 12051 Horseshoe Way

Richmond, BC  V7A 4V4

Attachments:

1.

News Release dated May 9, 2006

2.

Interim Consolidated Financial Statements Three Months Ended March 31, 2006

3.

Management’s Discussion and Analysis

4.

Certificate of Interim Filing During Transition Period – CEO

5.

Certificate of Interim Filing During Transition Period – CFO

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  May 9, 2006

Wilman Wong

Chief Financial Officer/Corporate Secretary

Unit 100 – 12051 Horseshoe Way Richmond, BC V7A 4V4 Canada
Toll Free in Canada & USA: 1-800-406-ROOT (7668)
Telephone:(604) 272-4118 Facsimile: (604) 272-4113
OTCBB: “CCCFF”
Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2006 First Quarter Results

RICHMOND, BRITISH COLUMBIA – May 9, 2006 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, today announced a first quarter 2006 net loss of $0.2 million, or $0.01 per basic share, compared to a net loss of $0.4 million, or $0.02 per basic share, in the same period last year.

Revenue rose to $1.3 million in the 2006 first quarter from $0.2 million in the prior year period.

Gross profit margin was 6% of sales revenue in the 2006 first quarter compared to a gross loss of 7% in the same period last year.

“About 36% of our 2005 harvest root was sold by March 31, 2006 with a higher volume of sales of the lower quality roots,” said William Zen, Chairman and Chief Executive Officer, “Chai-Na-Ta’s average selling price decreased to about $4.40 per pound in the first quarter of 2006 from about $13.00 per pound in the first quarter of 2005.

“While 2006 will remain challenging, we expect ginseng prices to stabilize and we anticipate an improvement in sales during the next six months,” added Mr. Zen.

Selling, general and administrative expenses fell to $0.3 million in the first quarter of 2006, a decrease of 17.8% from the same period last year, due to ongoing efforts to reduce overhead costs.

The working capital position as at March 31, 2006 was a surplus of $3.9 million compared to a surplus of $4.9 million at December 31, 2005.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacturing of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements

Three months ended March 31, 2006

(Unaudited – Prepared by Management)

Chai-Na-Ta Corp.

First Quarter Report

For the period ended March 31, 2006

CHAI-NA-TA CORP.

Consolidated Balance Sheets

(Unaudited)

In thousands of Canadian dollars	March 31 2006	December 31 2005
	$	$
ASSETS
Current assets
Cash and cash equivalents	100	43
Accounts receivable and other receivables	296	114
Inventory	6,018	7,199
Ginseng crops	6,882	6,546
Prepaid expenses and other assets	38	52
Assets held for sale	-	1,551
	13,334	15,505
Ginseng crops	13,671	12,802
Property, plant and equipment	6,319	6,589
Future income taxes	2,048	1,855
	35,372	36,751
LIABILITIES
Current liabilities
Bank indebtedness (Note 4)	6,230	6,400
Short-term borrowings (Notes 5 and 12)	1,504	1,504
Accounts payable and accrued liabilities	555	1,448
Customer deposits	874	4
Current portion of long-term debt (Note 6)	303	1,231
	9,466	10,587
Long-term debt (Notes 6 and 12)	2,404	2,450
	11,870	13,037
SHAREHOLDERS’ EQUITY
Share capital (Note 7)	38,246	38,246
Contributed surplus	338	338
Cumulative translation adjustments	585	585
Deficit	(15,667)	(15,455)
	23,502	23,714
	35,372	36,751

Commitments (Note 11)

On behalf of the Board:

“William Zen”

“Steven Hsieh”

William Zen

Steven T.M. Hsieh

Director

Director

Chai-Na-Ta Corp.

First Quarter Report

For the period ended March 31, 2006

CHAI-NA-TA CORP.

Consolidated Statements of Deficit

(Unaudited)

	Three months ended
in thousands of Canadian dollars	March 31 2006	March 31 2005
	$	$
Balance, beginning of period	(15,455)	(7,324)
Net loss for the period	(212)	(386)
Balance, end of period	(15,667)	(7,710)

Chai-Na-Ta Corp.

First Quarter Report

For the period ended March 31, 2006

CHAI-NA-TA CORP.

Consolidated Statements of Operations

(Unaudited)

	Three months ended
in thousands of Canadian dollars (except share and per share amounts)	March 31 2006	March 31 2005
	$	$
Revenue	1,278	151
Cost of goods sold	1,200	162
	78	(11)

Selling, general and administrative expenses	338	411
Interest on short-term debt	103	75
Interest on long-term debt	37	-
Provision on crop costs	-	111
	478	597
Operating loss	(400)	(608)

Other (loss) income	(5)	5
Loss before taxes	(405)	(603)
Recovery of income taxes	(193)	(217)

LOSS FOR THE PERIOD	(212)	(386)

Basic loss per share (Note 3)	$(0.01)	$(0.02)
Diluted loss per share (Note 3)	$(0.01)	$(0.02)

Weighted average number of shares used to calculate
basic loss per share	24,299,008	24,299,008

Weighted average number of shares used to calculate
diluted loss per share	24,299,008	24.299,008

Chai-Na-Ta Corp.

First Quarter Report

For the period ended March 31, 2006

CHAI-NA-TA CORP.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended
in thousands of Canadian dollars	March 31 2006	March 31 2005
	$	$
OPERATING ACTIVITIES
Net loss	(212)	(386)
Items included in net loss not affecting cash (Note 9(a))	977	36
Changes in non-cash operating assets and liabilities (Note 9(b))	(448)	543
Changes in non-current cash crop costs	(675)	(1,264)
	(358)	(1,071)
FINANCING ACTIVITIES
Bank indebtedness	(170)	1,053
Repayment of long term debt	(974)	(20)
	(1,144)	1,033
INVESTING ACTIVITIES
Purchase of property, plant and equipment	-	(23)
Proceeds from the disposition of assets held for sale and
property, plant and equipment	1,559	-
	1,559	(23)

NET INCREASE (DECREASE) IN CASH	57	(61)
CASH, BEGINNING OF THE PERIOD	43	89

CASH, END OF THE PERIOD	100	28

Supplemental information Note 9(c)

Chai-Na-Ta Corp.

First Quarter Report

For the period ended March 31, 2006

CHAI-NA-TA CORP.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

1.

Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company experienced a significant loss for the year ended December 31, 2005, due to a low selling price of ginseng and has an accumulated deficit of $15,667,000 as at March 31, 2006.  The Company is closely monitoring cash resources and has received significant financing from a Canadian chartered bank and a company under common control.

The Company’s ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continued financial support of its major shareholder and creditors.  These consolidated financial statements do not include any adjustments to the amounts and reclassification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Summary of significant accounting policies

a)

Interim financial statements

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) except that certain information and note disclosures normally included in the Company’s annual consolidated financial statements have not been presented.  These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2005.  These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2006.

The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements.

b)

Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation of property, plant and equipment, future income taxes and contingencies.  Actual results may differ from those estimates.

3.

Loss per common share

Loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period.  Diluted earnings per share reflects the potential dilution of common shares by including other common shares equivalents in the weighted average number of common shares outstanding for a period, if dilutive.  Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options.

Chai-Na-Ta Corp.

First Quarter Report

For the period ended March 31, 2006

(in thousands except per share amounts) Three months ended	Net loss (numerator)	Number of shares (denominator)	Loss per share
	$		$
March 31, 2006
Basic and diluted	(212)	24,299	(0.01)

March 31, 2005
Basic and diluted	(386)	24,299	(0.02)

At March 31, 2006 there were 10,399,149 convertible preferred shares and 403,300 stock options outstanding that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted loss per share for the three month ended March 31, 2006 because the effects would have been anti-dilutive.

4.    Bank indebtedness

The Company has available a $6,500,000 revolving demand operating loan with a Canadian chartered bank at a rate of prime plus 0.25% per annum.  As at March 31, 2006, the Company had drawn $5,980,000 against the operating loan and had an additional $250,000 in outstanding cheques.

5.    Short-term borrowings

On April 4, 2005, the Company established a revolving loan facility of HK$10,000,000 from a company under common control.  The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate).  During the three months ended March 31, 2006, the Company incurred $23,000 of interest on this debt which has been included in interest on short-term debt on the statement of operations and remains accrued as at March 31, 2006.  The Company has fully drawn the loan facility which is due April 4, 2006.  Subsequent to the end of the quarter, the lender extended the due date of the loan facility an additional six months to October 4, 2006.  The Company has agreed to convert the loan to preferred shares, pending shareholder approval, as detailed in Note 12.

6.    Long-term debt

On May 16, 2005, the Company secured a $1,500,000 non-revolving term loan for three years from a Canadian chartered bank with an interest rate of prime plus 0.5% per annum.  During the three months ended March 31, 2006, two lump sum payments totalling $865,000 were made on the loan from the proceeds of assets held for sale as at December 31, 2005.  The loan is repayable in monthly instalments of $10,000 plus interest and is secured by specific property of the Company.  As at March 31, 2006, $250,000 is outstanding of which $120,000 will become due within the next twelve months.  For the three months ended March 31, 2006, the Company incurred $7,000 of interest which has been included in interest on long-term debt on the statement of operations.

On October 13, 2005, the Company established a revolving loan facility of HK$13,200 from a company under common control.  The loan is secured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate).  For the three months ended March 31, 2006, the Company has incurred $30,000 of interest on this debt which has been included in interest on long-term debt on the statement of operations and remains accrued as at March 31, 2006.  The Company has fully drawn the loan facility which is due April 13, 2007.  The Company has agreed to convert the loan into preferred shares, pending shareholder approval, as detailed in Note 12.

Also included in long-term debt are equipment purchase loan agreements at interest rates of up to 6.9% per annum.  The loans are repayable in instalments maturing in various amounts to July 25, 2009 and are secured by specific assets of the Company.  As at March 31, 2006, $472,000 is outstanding of which $183,000 will become due in the next twelve months.

Chai-Na-Ta Corp.

First Quarter Report

For the period ended March 31, 2006

7. Share capital
In thousands	Number of Shares	Amount
		$
Common Shares
Balance as at December 31, 2005 and March 31, 2006	24,299	31,170

Preferred Shares
Balance as at December 31, 2005 and March 31, 2006	10,399	7,076
		38,246

8.    Stock options

Options to purchase 403,300 shares are outstanding and exercisable as at March 31, 2006 as follows:

			Exercise
	Number	Number	price	Contractual
	outstanding	exercisable	($ /share)	life in years

Granted in 2003	403,300	403,300	$ 0.73	2.71

Information regarding the Company’s stock options as at March 31, 2006 is summarized as follows:

		Exercise
	Number of	price range
	Shares	($ /share)

Outstanding as at December 31, 2005	437,600	0.73
Expired	(34,300)	0.73
Outstanding as at March 31, 2006	403,300	0.73
Exercisable as at March 31, 2006	403,300	0.73

9.    Cash Flow Information

a)    Items included in net loss not affecting cash

	Three months ended
in thousands of	March 31	March 31
Canadian dollars	2006	2005
	$	$
Depreciation and amortization	5	14
Loss on disposal of assets held for sale and property, plant and equipment	5	-
Cost of ginseng crops sold	1,160	128
Provision on crop costs	-	111
Recovery of income taxes	(193)	(217)
	977	36

Chai-Na-Ta Corp.

First Quarter Report

For the period ended March 31, 2006

b)    Changes in non-cash operating assets and liabilities

	Three months ended
in thousands of	March 31	March 31
Canadian dollars	2006	2005
	$	$
Accounts receivable and other receivables	(180)	81
Inventory	27	25
Ginseng crops	(278)	(316)
Prepaid expenses and other assets	15	(42)
Accounts payable and accrued liabilities	(896)	795
Customer deposits	864	-
	(448)	543

c)

Supplemental cash flow information

	Three months ended
in thousands of	March 31	March 31
Canadian dollars	2006	2005
	$	$
Other cash flows:
Interest paid	94	69

10.    Segmented Information

The Company operates in one industry segment and two geographic regions.

	Three months ended
in thousands of	March 31	March 31
Canadian dollars	2006	2005
Revenue from operations located in:	$	$
Canada	218	142
Far East	1,060	9
	1,278	151
Intersegment revenue from operations located in:	$	$
Canada	1,414	-
Far East	-	-
	1,414	-
Net loss from operations located in:	$	$
Canada	(175)	(365)
Far East	(37)	(21)
	(212)	(386)

Chai-Na-Ta Corp.

First Quarter Report

For the period ended March 31, 2006

Long-lived assets comprise of all assets not classified as current assets.

in thousands of	March 31	March 31
Canadian dollars	2006	2005
Long-lived assets from operations located in:	$	$
Canada	19,989	23,447
Far East	1	2
	19,990	23,449

Major customers:

For the three months ended March 31, 2006,  revenue consisted of sales to three major customers which consisted of $659,000 and $394,000 from two customers, respectively, in the Far East geographic region and $140,000 from one customer in the Canadian geographic region (March 31, 2005 – one customer from the Canadian geographic region which accounted for $125,000).

11.    Commitments, Guarantees and Contingencies

a)     The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises.  Although there is no maximum cost specified, the Company does not expect to incur any costs in connection with this indemnification and as such no amounts have been accrued as of March 31, 2006.

b)

The Company has become involved in a legal proceeding as a result of an automobile accident.  The Company believes that existing insurance will be sufficient to cover any claim from this matter.  The Company has also become involved in a legal proceeding with a landlord as a result of the return of land that had been leased by the Company.  While the outcome of each of these proceedings cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of these proceedings will not have a material impact on the financial condition, earnings or cash flows of the Company.

12.

Conversion of Debt into Preferred shares

On March 29, 2006, the Company announced that More Growth Finance Limited, a company under common control, had agreed to cancel loans totalling HK$23,200,000 (approximately $3,500,000) and accept payment of accrued interest on the loans through the date of such cancellation in exchange for the issuance to it of Preferred Shares in a “shares for debt” transaction.  A resolution to approve this transaction has been prepared for the Company’s Annual General Meeting on May 5, 2006 and will be voted upon by disinterested shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2006

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp. Additional comments relate to changes made to operations since the year-end and their expected financial impact.

This commentary has been prepared as of May 5, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements as at March 31, 2006 and for the three month periods ended March 31, 2006 and 2005 and their accompanying notes prepared in accordance with Canadian generally accepted accounting principles. The discussion and analysis should also be read in conjunction with the 2005 annual audited financial statements and MD&A which can be found on the Company’s website. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp. is the world’s largest supplier of North American ginseng. Since its inception, the Company has grown from a farming operation into a vertically integrated organization embracing farming, bulk processing, distribution and marketing of North American ginseng and value-added nutraceutical products. The Company is headquartered in Richmond, British Columbia, Canada, with farming operations in both Ontario and British Columbia. Due to the continued rusty root problem and the downward price pressure of ginseng grown in British Columbia, the Company decided to stop planting in B.C. in 2006 and thereafter and expects to close its British Columbia operations after the final harvest in 2008. The Company’s wholly owned subsidiary in Hong Kong is responsible for the marketing and distribution of its products in China, Hong Kong and Southeast Asia. The Company also sells graded root and ginseng-based value-added products in Canada.

Ginseng prices remained at low levels as ginseng buyers remained hesitant to carry large amounts of inventory. Despite this challenging environment for all ginseng growers, the Company recorded a gross margin of $78,000 on revenue of $1.3 million for the three months ended March 31, 2006 compared to a gross loss of $11,000 on revenue of $151,000 for the three months ended March 31, 2005.

As a result of the thin margins on the sales of ginseng, the Company recorded a net loss of $212,000 for the three months ended March 31, 2006. This compares to a loss of $386,000 for the same three month period in the prior year.

RESULTS OF OPERATIONS

Revenue increased to $1.3 million in the first quarter of 2006 from $151,000 in the first quarter of the previous year. The average selling price was $4.40 per pound in the first three months of 2006 compared to $13.00 in the first three months of 2005. The increase in revenue and decrease in average selling price in the first quarter of 2006 was the result of a large volume of sales of lower quality root compared to a low volume of sales of higher priced root in the previous year as well as the Company’s decision to hold off selling its inventory during the first three months of 2005.

Cost of goods sold was 94% of sales revenue in the first quarter of 2006, compared to 107% in the previous year period. Cost of goods sold as a percentage of revenue is lower in 2006 because the margins earned on root sales in the current year exceeded additional carrying costs of inventory including storage insurance costs.

Gross margin was 6% of sales in the first quarter of 2006 compared to a gross loss of 7% for the same period in 2005. The gross margin in the first quarter of 2006 was from the sale of lower quality root that had been written down to their estimated net realizable value in the prior year. The margin realized on sales in the first quarter of 2005 was more than offset by the additional carrying costs incurred.

For the three months ended March 31, 2006, selling, general and administrative expenses decreased to $338,000 compared to $411,000 for the three months ended March 31, 2005. The reduction was due to cost cutting measures implemented by the Company.

Interest on short-term debt increased to $103,000 in the first quarter of 2006 from $75,000 in the first quarter of 2005. The increases is due to the additional $1.5 million loan from More Growth Finance Limited (“More Growth”), a fellow subsidiary of the Company's principal shareholder, that the Company secured in the second quarter of 2005 as well as higher interest rates on the Company’s bank borrowings in 2006 due to a 1.25% increase in the Bank of Canada prime borrowing rate over the past twelve months.

Interest on long-term debt of $37,000 was incurred during the three months ended March 31, 2006 due to a $1.5 million non-revolving term loan from a Canadian chartered bank that was secured by the Company during the second quarter of 2005 and a $2.0 million loan from More Growth in the fourth quarter of 2005.

The Company recorded a provision on crop costs of $111,000 for the three months ended March 31, 2005. This provision was for costs incurred and committed to on sites that the Company decided not to plant in British Columbia in 2005.

For the three months ended March 31, 2006, the Company incurred a net loss of $212,000, or $0.01 per basic share, compared to a net loss of $386,000, or $0.02 per basic share, for the three months ended March 31, 2005. The decrease in net loss was a result of the increase in gross margin and decrease in selling, general and administrative expenses during the current year as well as the provision on crop costs that the Company incurred in the prior year.

The Company did not declare any dividends on any class of shares during the three months ended March 31, 2006 or for any period in the previous three fiscal years ended December 31, 2005.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended June 30, 2004 through March 31, 2006.  This information has been derived from unaudited interim consolidated financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual consolidated financial statements.

(Stated in Thousands
of Canadian Dollars	2006	2005				2004
except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Total revenue	$1,278	912	4,485	278	151	1,079	2,682	1,434

Operating (loss) profit	(400)	(3,656)	(5,828)	(1,646)	(608)	(1,073)	409	24

Net (loss) earnings	(212)	(2,603)	(3,833)	(1,309)	(386)	(660)	252	(18)

Net (loss) earnings per share:
Basic	$(0.01)	(0.10)	(0.16)	(0.05)	(0.02)	(0.03)	0.01	(0.00)
Diluted	$(0.01)	(0.10)	(0.16)	(0.05)	(0.02)	(0.03)	0.01	(0.00)

Ginseng crops are harvested in the fall of every year, revenue and earnings tend to be higher in first two quarters of the following year as the harvested roots are sold. Significant fluctuations in revenue and earnings in any period are impacted by the quantity and quality of root sold, the selling price of such root, and the relative strength of the Canadian dollar to the currencies used by customers.

The change in sales pattern over the last two years was mainly due to the strong Canadian dollar relative to the currencies used by the Company’s customers, who deferred purchasing decisions, as well as by the Company’s decision in the last quarter of 2004 and the first two quarters of 2005 to hold off sales until the price of ginseng stabilized. The net loss in the fourth quarter of 2005 included a $3.2 million write-down on inventory and a $110,000 write-down of assets held for sale. The net loss in the third quarter of 2005 included a write-down on inventory and crop costs of $5.5 million and a $136,000 write-down of assets held for sale. The net loss in the second quarter of 2005 included a write-down of $1.1 million on inventory. The net loss in the first quarter of 2005 included a provision of $111,000 on crop costs incurred for cancelled sites in British Columbia. The net loss in the 2004 fourth quarter included a write-down of $600,000 on inventory.

LIQUIDITY AND CAPITAL RESOURCES

The cash used in operations was $358,000 for the three months ended March 31, 2006, compared with $1.1 million for the same period in 2005. The decrease in cash used in operations was due to the decrease in crop cost expenditures in the first quarter of the current year compared to the same period in the prior year. Current and non-current crop cost expenditures before depreciation and interest totalled $953,000 in the first three months of 2006 compared to $1.6 million in the first three months of 2005. The decrease in expenditures on crop costs in the current year was a result of cost saving measures enacted by management, fewer total acres under cultivation compared to the prior year and a reduction in farming activities traditionally done in the first quarter of the year in British Columbia as a result of the Company’s decision to discontinue planting in British Columbia. The Company’s cash and cash equivalents as at March 31, 2006 was $100,000 compared to a balance of $43,000 at December 31, 2005, an increase of $57,000.

During the three months ended March 31, 2006, the Company completed the sales of both the corporate head office located in Richmond, British Columbia and land near Walhachin, British Columbia. The proceeds from the disposition of these properties were used to partially repay the term loan from a Canadian chartered bank and to fund current operations.

The working capital position of the Company at March 31, 2006 was a surplus of $3.9 million compared to a surplus of $4.9 million at December 31, 2005. This decrease occurred because the Company used cash from the sales of inventory to fund the maintenance costs of long-term ginseng crops.

As at March 31, 2006, the Company had received $874,000 in deposits from customers. These deposits are on orders that management expects will be fulfilled in the second quarter of 2006.

As of March 31, 2006, the Company had drawn $6.2 million, including $250,000 in outstanding cheques, of the available $6.5 million revolving demand operating loan from a Canadian chartered bank. The Company incurred interest of $80,000 on the demand loan for the three months ended March 31, 2006 which has been included in interest on short-term debt on the statement of operations.

During the prior year, the Company secured a $1,500,000 non-revolving term loan bearing interest at prime plus 0.5% per annum for three years from the same Canadian chartered bank with $250,000 outstanding as at March 31, 2006. The term loan is secured by specific property of the Company and including those that were classified as current assets held for sale at December 31, 2005 and sold in the first quarter of 2006. The portion of the loan related to securing these two properties were repaid upon their disposition. The Company incurred interest of $7,000 on the term loan for the three months ended March 31, 2006 which has been included in interest on long-term debt on the statement of operations.

During 2005, the Company established a revolving loan facility of HK$10.0 million (approximately $1.5 million) from More Growth that is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate). The Company has incurred $23,000 of interest on this loan for the three months ended March 31, 2006 which has been included in interest on short-term debt on the statement of operations. The Company has fully drawn the loan facility which is due April 4, 2006. Subsequent to the end of the quarter, the lender extended the due date of the loan facility an additional six months to October 4, 2006.

Also during 2005, the Company secured an additional HK$13.2 million (approximately $2.0 million) from More Growth. The terms of the additional loan facility are similar to the existing loan facility with the exception of the due date which is April 13, 2007. The Company has fully drawn the loan facility. The Company incurred $30,000 of interest on this loan for the three months ended March 31, 2006 which has been included in interest on long-term debt on the statement of operations.

On March 29, 2006, the Company announced that More Growth had agreed to cancel loans totalling HK$23.2 million (approximately $3.5 million) and accept payment of accrued interest on the loans through the date of such cancellation in exchange for the issuance to it of Preferred Shares in a "shares for debt" transaction. A resolution to approve this transaction has been prepared for the Company's Annual General Meeting on May 5, 2006 and will be voted upon by disinterested shareholders.

On March 30, 2006, the Company was informed by the Toronto Stock Exchange that its shares will be suspended from trading at the close of trading on March 31, 2006, and that the shares would be delisted on April 28, 2006 as the Company had not met the continued listing requirements of the Exchange. The Company’s common shares still trade on the NASDAQ Over the Counter Bulletin Board. The delisting of the Company’s common shares from the Toronto Stock Exchange limits the Company’s ability to raise capital through the issuance of equity in the future.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory, available bank borrowings and related party borrowings, will be sufficient to meet its working capital and operating requirements for the next twelve months. If the Company cannot generate sufficient cash from its existing resources, it will become necessary to secure additional financing; however there is no assurance that additional financing will be available on terms favourable to the Company. If the Company cannot generate sufficient cash and if it cannot secure additional financing, the Company's ability to continue as a going concern will be dependant on the continuing support of its principal shareholder and its creditors.

As at March 31, 2006, the Company had the contractual obligations and commercial commitments outlined in the table below:

Contractual Obligations
(Stated in Canadian Dollars)	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years

Short-term borrowings (1)	$ 1,504,000	$ 1,504,000	$ -	$ -	$ -

Long-term debt (2)	2,707,473	303,314	2,380,207	23,952	-

Operating leases (3)	267,762	107,920	132,003	27,839	-

Agricultural land leases (4)	1,304,129	636,354	618,375	49,400	-

Total Contractual Obligations	$ 5,783,364	$ 2,551,588	$ 3,130,585	$ 101,191	$ -

(1)

Short-term borrowings include the HK$10.0 million loan from More Growth at an interest rate of 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate).

(2)

Long-term debt includes the term loan from a Canadian chartered bank at an interest rate of prime plus 0.5% per annum, the HK$13.2 million loan from More Growth at an interest rate of 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) and various equipment purchase loans at interest rates up to 6.9% per annum.

(3)

Operating leases comprise of the Company’s long-term leases of equipment, office facilities and vehicles.

(4)

Agricultural land leases include land rentals in British Columbia and Ontario for the cultivation of ginseng.

The following commitments are not included in the Contractual Obligations table:

-

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises. Although there is no maximum cost specified, the Company does not expect to incur costs in connection with this indemnification and as such no amounts have been accrued as of March 31, 2006;

-

The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years. The cost of maintaining these crops is financed through the sale of inventory and available bank borrowings;

-

The Company has become involved in a legal proceeding as a result of an automobile accident. The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company; and

-

The Company has become involved in a legal proceeding with a landlord as a result of the return of land that had been leased by the Company. The amount of the claim is not material and the Company does not expect the outcome to materially impact the financial condition, earnings or cash flows of the Company.

RELATED PARTY TRANSACTIONS

On April 4, 2005, the Company established a revolving loan facility of HK$10.0 million (approximately $1.5 million) from More Growth which is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) and is due April 4, 2006. The Company has fully drawn the loan facility. Subsequent to the end of the quarter, the lender extended the due date of the loan facility an additional six months to October 4, 2006.

On October 13, 2005, the Company secured an additional HK$13.2 million (approximately $2.0 million) from More Growth. The terms of the additional loan facility are similar to the existing loan facility with the exception of the due date which is April 13, 2007. The Company has fully drawn the loan facility.

On March 29, 2006, the Company announced that More Growth had agreed to cancel loans totalling HK$23.2 million (approximately $3.5 million) and accept payment of accrued interest on the loans through the date of such cancellation in exchange for the issuance to it of Preferred Shares in a "shares for debt" transaction. A resolution to approve this transaction has been prepared for the Company's Annual General Meeting on May 5, 2006 and will be voted upon by disinterested shareholders.

OUTSTANDING SHARE DATA AS AT MAY 5, 2006

Authorized

Number of Shares

Common Shares

Unlimited

Preferred Shares, Series 1

21,000,000

Issued and Outstanding

Common Shares

24,299,008

Preferred Shares, Series 1

10,399,149

Options Outstanding

403,300

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and other disclosures as at the end of or during the reporting periods. Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company’s financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value. The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold. Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment. Included in the cost of crops are seed, labour, applicable overhead, interest and supplies required to bring them to harvest. The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring crops to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested. The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground. Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required to bring the crops to harvest.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates. The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that are included in the consolidated balance sheet to the extent that a net future income tax asset or liability exists. The valuation of any future income tax assets or liabilities is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The process of determining if a valuation allowance is necessary includes estimates of the recoverability of inventory and ginseng crops as detailed above. Although management does not believe a valuation allowance against the future income tax asset is required at this time, future events may result in a materially different outcome than is estimated with respect to the recoverability of both inventory and ginseng crops.

RECENT ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

Effective January 1, 2007, the Company will be required to adopt the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530.  This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components.  The Company is still assessing the impact that the adoption of this standard will have on the Company’s consolidated financial statements.

Foreign Currency Translation

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 1651 which replaces Section 1650.  This Section establishes standards for the translation of transactions of a reporting enterprise that are denominated in a foreign currency and financial statements of a foreign operation for incorporation in the financial statements of a reporting enterprise.  The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Investments

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 3051 which replaces Section 3050.  This Section establishes standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments.  The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Equity

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 3251 which replaces Section 3250.  This Section establishes standards for the presentation of equity and changes in equity during the reporting period.  The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Financial Instruments

Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855 and to adopt Section 3861 which replaces Section 3250.  Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.  The adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

Hedges

Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855.  This Section establishes standards for when and how hedge accounting may be applied.  The adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company’s revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currencies used by the Company’s customers. A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company.

The Company identifies Canada as the primary economic environment in which it operates, and uses the Canadian dollar as its functional currency except for its active foreign subsidiary that operates in Hong Kong and which uses the Hong Kong dollar as its functional currency. A minor portion of the Company’s revenue and receivables is denominated in Hong Kong dollars. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposure to any one currency by repatriating any excess funds.

The Ministry of Commence of the People’s Republic of China announced an order that stops the importation of cultivated North American ginseng for the purpose of contract processing in China, and the subsequent exporting of the processed ginseng to other markets. The announcement was effective on November 1, 2004. As a result, the Company anticipates that there could be an impact on the demand for and the prices of North American ginseng; however, based on information available to date the Company does not believe that there has been a significant impact attributable to this announcement.

On July 21, 2005, the People’s Bank of China announced an increase of 2.1% in the value of the Chinese renminbi in relation to the US dollar. The bank also announced that it will no longer fix the renminbi to the US dollar but instead will fix it to a market basket of currencies. However, the Company is not aware of any significant impact on the demand for and the prices of North American ginseng as a result of this.

FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash and cash equivalents, accounts receivable and other receivables, bank indebtedness, accounts payable and accrued liabilities, customer deposits and long-term debt from unrelated parties. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The fair values of the loans payable to More Growth, a company under common control, are not readily determinable due to the related party nature of such loans.

Interest on the Company's line of credit is based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets.  In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings.  Payments or deposits are usually received before shipments of inventory. Inventory may be held as security until payment is received, when such relationships have not been established. As the Company’s significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer nor that the loss of any one wholesaler would impact the Company’s ability to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

The Company is exposed to currency exchange risk as a result of its international markets and operations. The Company does not use derivative instruments to mitigate this risk.

OUTLOOK

The Company will narrow its focus to maximizing the yield and quality of roots to return to profitability and to create positive cash flow. The Company will continue to plant, maintain and harvest ginseng crops in Ontario while maintaining the current plantings in British Columbia through to the final harvests over the next three years.

The Company will continue promoting its graded root and exploring new opportunities to vertically integrate its operations and direct bulk root into value-added markets.

ADDITIONAL INFORMATION

Additional information with respect to the Company is available on the SEDAR website at www.sedar.com

Certificate of Interim Filings

Form 52-109F2

I, William Zen, Chairman and Chief Executive Officer of Chai-Na-Ta Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

Date: May 5, 2006

              “ William Zen”

_______________________________________

William Zen

Chairman and Chief Executive Officer

Chai-Na-Ta Corp.

Certificate of Interim Filings

Form 52-109F2

I, Wilman Wong, Chief Financial Officer of Chai-Na-Ta Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

Date: May 5, 2006

                “Wilman Wong”

_______________________________________

Wilman Wong

Chief Financial Officer

Chai-Na-Ta Corp.